UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 BOSTON POST RD., WEST SUITE 500
(No. and Street)

MARLBOROUGH	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL DANE 508-263-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CREE ALESSANDRI & STRAUSS CPAs LLC
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET, SUITE 301	WELLESLEY HILLS	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DANIEL DANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE CAPITAL ADVISORS, INC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

DEBORAH-JEAN MCGONIGAL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 2, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2018

CE Capital Advisors, Inc.

Index

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CE Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of CE Capital Advisors, Inc.as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CE Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on CE Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CE Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of CE Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of CE Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009

Cree Alessandri & Strauss CPAs LLC
February 15, 2019

1

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Current assets

Cash and cash equivalents	$	55,659
Prepaid charges and other current assets		8,818
Total current assets		64,477
Total assets	$	64,477

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$	1,223
Accounts payable, affiliate		3,372
Total current liabilities		4,595

Stockholder's equity

Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	231,917
Deficit	(172,043)
Total stockholder's equity	59,882
Total liabilities and stockholder's equity	$ 64,477

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
Statement of Operations
For The Year Ended December 31, 2018

Revenues	$ -
Operating expenses:	
Salaries, payroll taxes and benefits	5,420
Rent	32,400
Professional fees	19,224
Incentive compensation	(40,080)
Other expenses	5,491
Telephone & data expenses	3,600
License & registration	725
Total operating expenses	26,780
Loss from operations	(26,780)
Interest income	60
Loss before taxes	(26,720)
Income taxes	912
Net (Loss) for year	$ (27,632)

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2018	$ 8	$ 231,917	$ (144,411)	$ 87,514
Loss for year	-	-	(27,632)	(27,632)
Balance, December 31, 2018	$ 8	$ 231,917	$ (172,043)	$ 59,882

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
(Loss) for year	$ (27,632)
Adjustments to reconcile loss to net	
cash provided/(used) by operating activities:	
(Increase) decrease in:	
Prepaid charges and other current assets	837
Increase (decrease) in:	
Accounts payable	(94)
Net cash used by operating activities	(26,889)
Net decrease in cash and cash equivalents	(26,889)
Cash and cash equivalents, beginning of the year	82,548
Cash and cash equivalents, end of the year	$ 55,659
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 456
Interest	$ -

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly-owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:
The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:
The Company is a C Corporation and files a consolidated federal return with the parent. All income is taxed at the consolidated corporate level. The Company has net operating losses being carried forward as of December 31, 2018 of $(27,632) which may be used to reduce taxable income at the consolidated corporate level in future years. The carryover expires in 2038. Massachusetts tax returns from 2013 and prior are no longer available for review.

Note 2 – Significant Accounting Policies (continued)

Subsequent Events:

Management has evaluated subsequent events through February 15, 2019, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2018, the Company had a net capital of $49,862 which exceeds the required minimum net capital of $5,000 by $44,862

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires on December 31, 2019.

[illegible] is charged by the Parent for occupancy and [illegible] which amounted to $ 36,000 for 2018. [illegible] the Company is unable to make [illegible] and affiliate.

Note 2 – Significant Accounting Policies (continued)

Subsequent Events:

Management has evaluated subsequent events through February 15, 2019, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2018, the Company had a net capital of $49,862 which exceeds the required minimum net capital of $5,000 by $44,862

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires on December 31, 2019.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 36,000 for 2018. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Note 6 – Fair Value Measurements (continued)

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2018.

Note 7 – Revenue from Contracts with Customers

The Company has adopted ASU 2014-09 as of January 1, 2018. Management has evaluated the impact of the Company's adoption of ASU 2014-09 on its financial statements and determined that there was no significant impact to its financial position, results of operations and related disclosures. To make this determination, management has identified the contract with its customer, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

Note 8 - Agreement

In 2018, CE Capital Advisors, Inc. entered into an addendum agreement with its parent company, Concentric Energy Advisors, Inc. regarding the allocation of services provided, revenues earned, and expenses incurred by CE Capital Advisors, Inc. and Concentric Energy Advisors, Inc. pursuant to CE Capital Advisors, Inc.'s and Concentric Energy Advisors, Inc.'s joint engagement for the provision of non-securities and securities related services to EDF Inc. In 2018, all services provided pursuant to that joint engagement were non-securities related services provided by Concentric Energy Advisors, Inc., and, pursuant to the addendum agreement, all associated revenues earned and expenses incurred were allocated to Concentric Energy Advisors, Inc.



**Review Report of Independent Registered Public Accounting Firm
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3**

To: Board of Directors of
CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which CE Capital Advisors, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) CE Capital Advisors, Inc. stated that CE Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CE Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
20 Walnut Street, Wellesley Hills, MA 02481
February 15, 2019

10

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com



CE CAPITAL

A FINRA MEMBER FIRM

January 25, 2019

Cree, Alessandri & Strauss
Certified Public Accountants, LLC
20 Walnut Street
Wellesley Hills, MA 02481

Re: CE Capital Advisors, Inc. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of CE Capital Advisors, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(i).

CE Capital Advisors, Inc. is not engaged as a broker-dealer in the selling of securities of any type or in the sale of insurance products.

CE Capital Advisors, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

CE CAPITAL ADVISORS, INC.

Daniel Dane

Daniel Dane
Financial Operations Manager

293 BOSTON POST ROAD WEST, SUITE 500 • MARLBOROUGH, MASSACHUSETTS 01752 TEL 508.263.6200 FAX 508.303.3290

CE Capital Advisors, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2018

Net Capital:		
Total stockholder equity qualified for net capital	$	59,882
Deduction for non-allowable assets:		
Prepaid expenses and other current assets		(8,818)
Total non-allowable assets		(8,818)
Net capital before haircuts		51,064
Less: Haircuts		-
Net capital		51,064
Minimum capital requirement		5,000
Excess net capital	$	46,064
Aggregate indebtedness:		
Liabilities	$	4,595
Ratio of aggregate indebtedness to net capital		.09 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

12

CE Capital Advisors, Inc.

Schedule II

**Computation for Determination of the Reserve Requirements
Under the Securities and Exchange Commission Rule 15c3-3
And Information Relating to the Possession or Control
Requirements under Securities and Exchange Commission Rule 15c3-3**

December 31, 2018

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.